SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34465; File No. 812-15190

HPS Corporate Lending Fund, et al.

January 5, 2022

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: HPS Corporate Lending Fund ("HPS Fund"); HPS Investment Partners, LLC ("HPS"); Brickyard Direct Lending Fund, L.P.; Core Senior Lending Fund (A-A), L.P.; Core Senior Lending Fund, L.P.; HPS DPT Direct Lending Fund, L.P.; Hinode Direct Lending 2017 Fund, L.P.; Kitty Hawk Credit Fund, L.P.; HPS Investment Partners (UK) LLP; HPS Investment Partners (HK), Limited; HPS Investments Partners (AUS) Pty Ltd.; HPS ALSC Management, LLC; HPS Mezzanine Partners, LLC; HPS Mezzanine Partners II, LLC; HPS Mezzanine Management III, LLC; HPS Mezzanine Management 2019, LLC; HPS Opportunities SL Management, LLC; HPS RE Management, LLC; HPS Investment Partners CLO (US), LLC; HPS Investment Partners CLO (UK) LLP; HPS EF GP, LLC; HPS EL SLF 2016 GP, LLC; CGC, LLC; CGC III Partners LLC; Core Senior Lending Master Fund (PB), L.P.; HPS Core Senior Lending Portfolio (PB) II, L.P.; Credit Value Master Fund 2016, L.P.; Credit Value Master Fund V, L.P.; Credit Value Ontario

Fund V, L.P.; Credit Value Master Fund VI, L.P.; European Asset Value Fund (USD) II, L.P.; European Asset Value Offshore Fund (USD) II, L.P.; European Asset Value Offshore Fund II, L.P.; HPS European Liquid Loan Opportunities Master Fund, L.P.; HPS Mezzanine Partners 2019, L.P.; HPS Offshore Mezzanine Partners 2019 Co-Invest, L.P.; HPS Offshore Mezzanine Partners 2019 Europe, SCSp; HPS Offshore Mezzanine Partners 2019, L.P.; HPS Special Situations Opportunity Fund, L.P.; HPS Special Situations Opportunity Offshore Fund, L.P.; HPS Specialty Loan Europe Fund V, SCSp; HPS Specialty Loan Fund (JPY) V, L.P.; HPS Specialty Loan Fund V, L.P.; HPS Specialty Loan Fund V-L, L.P.; HPS Specialty Loan International Fund V, SCSp; HPS Specialty Loan International Fund V-L, L.P.; Institutional Credit Master Fund, L.P.; Liquid Loan Opportunities Master Fund, L.P.; Mayfair Alternative Credit Funds ICAV; Mezzanine Partners III, L.P.; Offshore Mezzanine Partners III Co-Invest, L.P.; Offshore Mezzanine Partners III, L.P.; Real Estate Credit Solutions Fund II, L.P.; Real Estate Credit Solutions Offshore Fund II, L.P.; Specialty Loan Fund 2016, L.P.; Specialty Loan Fund 2016-L, L.P.; Specialty Loan Institutional Fund 2016-L, L.P.; Aspen Co-Invest, L.P.; Bronco Co-Invest, L.P; Endurance II Co-Invest, L.P.; Galaxy III Co-Invest, L.P.; Milano Co-Invest, L.P.; Neptune Co-Invest, L.P.; Patriot Co-Invest, L.P.; Aiguilles Rouges Irish Specialty Loan Fund plc; Aiguilles Rouges Specialty Loan Fund, L.P.; Cactus Direct Lending Fund, L.P.; Cardinal Fund, L.P.; CST Specialty Loan Fund, L.P.; Falcon Credit Fund, L.P.; GIM Credit Lux S.A.; GIM Credit Master Lux S.à r.l.; GIM II, L.P.; GIM, L.P.; HC Direct Lending Fund, L.P.; HN Co-Investment Fund, L.P.; HPS Core Senior Lending Co-Invest, L.P.; HPS Halite 2020 Direct Lending Fund Limited; HPS KP Mezz 2019 Co-Invest, L.P.; HPS Magnetite Energy & Power Credit Fund, L.P.; HPS Magnetite Energy & Power Credit Offshore Fund, L.P.; HPS Ocoee Specialty Loan Fund, L.P.; HPS OH Co-Investment Fund, L.P.; HPS PA Co-Investment Fund, L.P.; HPS RR Specialty Loan Fund, L.P.; HPS VG Co-Investment Fund, L.P.; Jade Real Assets Fund,

L.P.; Mauna Kea Fund, L.P.; Moreno Street Direct Lending Fund, L.P.; NDT Senior Loan Fund, L.P.; Presidio Loan Fund, L.P.; Private Loan Opportunities Fund, L.P.; Red Cedar Fund 2016, L.P.; Sandlapper Credit Fund, L.P.; SC Strategic Investment Fund, L.P.; Specialty Loan Fund – CX-2, L.P.; Specialty Loan VG Fund, L.P.; AP Mezzanine Partners III, L.P.; HPS AP Mezzanine Partners 2019, L.P.; HPS Hinode Mezzanine Partners 2020, L.P.; Specialty Loan Ontario Fund 2016, L.P.; EL Specialty Loan Secondary Fund, L.P.; HPS Offshore Strategic Investment Partners V, L.P.; HPS Strategic Investment Partners V, L.P.; HPS AP Strategic Investment Partners V, L.P.; HPS AD Co-Investment Holdings, L.P.; HPS Strategic Investment Management V, LLC; HPS Elbe Unlevered Direct Lending Fund, SCSp; HPS Specialty Loan Ontario Fund V, L.P.; Shelby Co-Invest, L.P.; Core Senior Lending Fund II, SCSp; Core Senior Lending International Fund II, SCSp; HPS Offshore Strategic Investment Partners V Europe, SCSp; Segovia Loan Advisors (UK) LLP; HPS Core Senior Lending International Fund (EUR) II, SCSp; HPS Specialty Loan Fund (EUR) V, L.P.; Proxima Co-Invest, L.P.; Proxima Onshore Co-Invest, L.P.; HPS Specialty Loan Fund TX, L.P.; Salus Co-Invest, L.P.; Credit Value Fund VII, L.P.; Credit Value Offshore Fund VII, LP; HPS Mint Co-Invest, L.P.; HPS Special Situations Opportunity Fund II, L.P.; HPS Specialty Situations Opportunity Offshore Fund II; SCSp; Credit Value Ontario Fund VII; L.P; HPS Specialty Situation Opportunity Fund II; HN SIP Co-Investment Fund, L.P.; Core Senior Lending Fund II Feeder, L.P; and HPS KP SIP V Co-Investment Fund, L.P.

Filing Dates: The application was filed on December 30, 2020, and amended on April 21, 2021, August 5, 2021, November 5, 2021, and December 23, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 31, 2022, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Yoohyun K Choi at kathy.choi@hpspartners.com and Richard Horowitz, Esq. at richard.horowitz@dechert.com.

FOR FURTHER INFORMATION: Laura J. Riegel, Senior Counsel, at (202) 551-3038, or Trace W Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   HPS Fund is a Delaware statutory trust that is a non-diversified closed-end management investment company that has elected to be regulated as a business development

company ("BDC") under section 54(a) of the Act.[1] HPS Fund's Objectives and Strategies[2] are to

generate attractive risk adjusted returns, predominately in the form of current income, with select

investments exhibiting the ability to capture long-term capital appreciation, by investing primarily

in newly originated senior secured debt and other securities of private U.S. companies within the

middle market and upper middle market. The board of trustees (the "Board")[3] of HPS Fund has

five members, three of whom are not "interested persons" of HPS Fund within the meaning of

section 2(a)(19) of the Act ("Independent Trustees").[4]

2.   HPS, a Delaware limited liability company, is registered with the Commission as an

investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). HPS serves as the

investment adviser to HPS Fund.

3.   The Existing Affiliated Funds are the investment funds identified on Schedule A to

the application. Each Existing Affiliated Fund would be an investment company but for section

3(c)(1) or section 3(c)(7) of the Act.

4.   The investment advisory subsidiaries and relying advisers of HPS identified on

Schedule A to the application (each such investment adviser and HPS, an "Existing Adviser" and

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[1]   HPS Fund filed a Form N-54A on January 3, 2022. *See*
https://www.sec.gov/Archives/edgar/data/1838126/000114036122000146/0001140361-22-000146-
index.htm. Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that
operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3)
of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2]   "Objectives and Strategies" means the investment objectives and strategies of a Regulated Entity (as
defined below), as described in the Regulated Entity's registration statement, other filings the Regulated
Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act"), or under the
Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[3]   "Board" means the board of directors or equivalent of any Regulated Entity.

[4]   "Independent Trustees" means, with respect to any Board, the directors or trustees who are not
"interested persons" within the meaning of section 2(a)(19) of the Act.

collectively, the "Existing Advisers"), serve as investment advisers to the respective Existing

Affiliated Funds. HPS controls the other Existing Advisers.

5. Applicants seek an order ("Order") to permit a Regulated Entity[5] and one or more

other Regulated Entities and one or more Affiliated Funds[6] to (a) participate in the same investment

opportunities through a proposed co-investment program where such participation would otherwise

be prohibited under section 17(d) or section 57(a)(4) and the rules under the Act; and (b) make

additional investments in securities of such issuers ("Follow-On Investments"), including through

the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers.

"Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-

Owned Investment Sub, as defined below) participate together with one or more other Regulated

Entities and/or Affiliated Funds in reliance on the requested Order. "Potential Co-Investment

Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned

Investment Subs) could not participate together with one or more other Regulated Entities and/or

one or more Affiliated Funds without obtaining and relying on the Order.[7]

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[5] "Regulated Entity" means HPS Fund and any Future Regulated Entity. "Future Regulated Entity" means any closed-end management investment company formed in the future that is registered under the 1940 Act or any closed-end management investment company that has elected to be regulated as a BDC, whose investment adviser is an Adviser, and that intends to participate in the co-investment program described in the application. "Adviser" means any Existing Adviser and any Future Adviser. "Future Adviser" means any future investment adviser that (i) controls, is controlled by or is under common control with HPS, (ii) is registered as an investment adviser under the Advisers Act, and (iii) is not a Regulated Entity or a subsidiary of a Regulated Entity.

[6] "Affiliated Fund" means any Existing Affiliated Fund or any Future Affiliated Fund. "Future Affiliated Fund" means any investment fund that would be an "investment company" but for section 3(c)(1) or 3(c)(7) of the Act, is formed in the future, whose investment adviser is an Adviser, and that intends to participate in the co-investment program described in the application. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

[7] All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

6. Applicants state that any of the Regulated Entities, from time to time, form one or more Wholly-Owned Investment Subs.[8] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any other Regulated Entity or Affiliated Fund because it would be a company controlled by its parent Regulated Entity for purposes of section 57(a)(4) and rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Sub. The Regulated Entity's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Entity's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Entity's place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs,

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[8] The term "Wholly-Owned Investment Sub" means an entity (a) whose sole business purpose is to hold one or more investments on behalf of a Regulated Entity (and, in the case of an SBIC Subsidiary (as defined below), maintain a license under the Small Business Investment Act of 1958, as amended (the "SBA Act") and issue debentures guaranteed by the Small Business Administration (the "SBA"); (b) that is wholly-owned by the Regulated Entity (with the Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Regulated Entity's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (d) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries of the Regulated Entity participating in the Co-Investment Transactions will be Wholly-Owned Investment Subs. The term "SBIC Subsidiary" means a Wholly-Owned Investment Sub that is licensed by the SBA to operate under the SBA Act as a small business investment company (an "SBIC").

the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Sub.

7.   The Advisers expects that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[9] When considering Potential Co-Investment Transactions for any Regulated Entity, the applicable Adviser will consider only the Objectives and Strategies, Board-Established Criteria,[10] investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. Applicants believe that the use of Board-Established Criteria for each of the Regulated Entities is appropriate based on the potential size and scope of HPS' advisory business. Applicants argue that in addition to the other protections offered by the conditions, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser's determination of whether an investment opportunity is appropriate for a Regulated Entity. In connection with the Board's

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[9]   The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[10]   "Board-Established Criteria" means criteria that the Board of the applicable Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions which would be within the Regulated Entity's then-current Objectives and Strategies that the applicable Adviser should consider as appropriate for the Regulated Entity. If no Board-Established Criteria are in effect for a Regulated Entity, then such Adviser will consider all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies for that Regulated Entity. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve discretionary assessment. The Adviser to a Regulated Entity may from time to time recommend criteria for the applicable Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees. The Independent Trustees of a Regulated Entity may at any time rescind, suspend, or qualify its approval of any Board-Established Criteria, though applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

annual review of the continued appropriateness of any Board-Established Criteria under condition 9, the Regulated Entity's Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to, Follow-On Investments) effected by the Regulated Entity that did not fit within the then-current Board-Established Criteria.

8.　　　Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), for each Regulated Entity, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors or trustees of the Board eligible to vote under section 57(o) of the Act ("Eligible Trustees"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[11] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity.

9.　　　With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible Trustees. The Board of any Regulated Entity may at any time rescind, suspend, or qualify its approval of pro rata

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[11]　　In the case of a Regulated Entity that is a registered fund, the Board members that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to section 57(o).

dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

10.   No Independent Trustee of a Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

11.   Applicants also represent that if the Advisers, the principal owners of any of the Advisers (the "Principals"), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25% of the outstanding voting shares of a Regulated Entity (the "Shares"), then the Holders will vote such Shares as required under condition 14.

Applicants' Legal Analysis:

1.   Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Under section 57(b)(2) of the Act, any person who is directly or indirectly controlling, controlled by, or under common control with a BDC is subject to section 57(a)(4). Applicants submit that each of the Regulated Entities and Affiliated Funds could be deemed to be a person related to each Regulated Entity in a manner described by section 57(b) by virtue of being under common control. Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission's rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to section 57(a)(4). Because the Commission has not adopted any rules under section 57(a)(4), rule 17d-1 also applies to joint transactions with Regulated Entities that are BDCs.

Section 17(d) of the Act and rule 17d-1 under the Act are applicable to Regulated Entities that are registered closed-end investment companies.

2.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.   Applicants state that in the absence of the requested relief, the Regulated Entities would be, in many circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Entity's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Entities' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   (a)   Each Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that it identifies for each Regulated Entity all Potential Co-Investment Transactions that (i) the Adviser considers for any other Regulated Entity or Affiliated Fund and (ii) fall within the Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria.

(b)   When an Adviser identifies a Potential Co-Investment Transaction for a Regulated

Entity under condition 1(a), the Adviser will make an independent determination of the

appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-

current circumstances.

2.   (a)   If an Adviser deems a Regulated Entity's participation in any Potential Co-

Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine

an appropriate level of investment for the Regulated Entity.

(b)   If the aggregate amount recommended by an Adviser to be invested by the applicable

Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to

be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the

same transaction, exceeds the amount of the investment opportunity, the investment opportunity

will be allocated among them pro rata based on each participant's capital available for investment in

the asset class being allocated, up to the amount proposed to be invested by each. Each Adviser

will provide the Eligible Trustees of each participating Regulated Entity with information

concerning each participating party's available capital to assist the Eligible Trustees with their

review of the applicable Regulated Entity's investments for compliance with these allocation

procedures.

(c)   After making the determinations required in conditions 1(b) and 2(a), the applicable

Adviser will distribute written information concerning the Potential Co-Investment Transaction

(including the amount proposed to be invested by each participating Regulated Entity and each

participating Affiliated Fund) to the Eligible Trustees of its participating Regulated Entity for their

consideration. A Regulated Entity will enter into a Co-Investment Transaction with one or more other Regulated Entities or Affiliated Funds only if, prior to the Regulated Entity's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

    (i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its equity holders and do not involve overreaching in respect of the Regulated Entity or its equity holders on the part of any person concerned;

    (ii)   the Potential Co-Investment Transaction is consistent with:

        (A)   the interests of the Regulated Entity's equity holders; and

        (B)   the Regulated Entity's then-current Objectives and Strategies;

    (iii)   the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

        (A)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

        (B)   the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Regulated Entity or any Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated Fund receives in connection with the right of a Regulated Entity or an Affiliated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who may each, in turn, share its portion with its affiliated persons) and the participating Regulated Entities in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Entity will not benefit any Adviser, the other Regulated Entities, the Affiliated Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Entity has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any other Regulated Entity or Affiliated Fund during the preceding quarter that fell within the Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not

offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[12] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor. The applicable Adviser will maintain books and records that demonstrate compliance with this condition for such Regulated Entity.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Regulated Entity or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

     (i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

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[12]   This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(ii)   formulate a recommendation as to participation by each Regulated

Entity in the disposition.

(b)   Each Regulated Entity will have the right to participate in such disposition on a

proportionate basis, at the same price and on the same terms and conditions as those applicable to

the participating Regulated Entities and Affiliated Funds.

(c)   A Regulated Entity may participate in such disposition without obtaining prior

approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each

Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer

immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being

in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata

basis (as described in greater detail in the application); and (iii) the Board of the Regulated Entity is

provided on a quarterly basis with a list of all dispositions made in accordance with this condition.

In all other cases, the Adviser will provide its written recommendation as to such Regulated Entity's

participation to such Regulated Entity's Eligible Trustees, and such Regulated Entity will participate

in such disposition solely to the extent that a Required Majority determines that it is in such Regulated

Entity's best interests.

(d)   Each Regulated Entity and each Affiliated Fund will bear its own expenses in

connection with any such disposition.

8.   (a)   If a Regulated Entity or an Affiliated Fund desires to make a Follow-On

Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction,

the applicable Advisers will:

(i)   notify each Regulated Entity that participated in the Co-Investment

Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

(b)   A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of a Follow-On Investment is not based on the Regulated Entities' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the applicable Advisers to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions that fell within the Regulated Entity's then-current Objectives and Strategies and Board-Established Criteria, including investments in Potential Co-Investment Transactions made by other Regulated Entities and Affiliated Funds, that the Regulated Entity considered but declined to participate in, and concerning Co-Investment Transactions in which the Regulated Entity participated, so that the Independent Trustees may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those Potential Co-Investment Transactions which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually (a) the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of any Board-Established Criteria.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f).

11.   No Independent Trustee of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act), of any Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of

the distribution of any such securities registered for sale under the Securities Act) will, to the extent

not payable by the Advisers under their respective investment advisory agreements with the

Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated

Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of,

as the case may be.

13.   Any transaction fee[13] (including break-up or commitment fees but excluding

brokerage or underwriting compensation permitted by section 17(e) or 57(k) of the Act, as

applicable) received in connection with a Co-Investment Transaction will be distributed to the

participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they

invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction

fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited

into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in

section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be

divided pro rata among the participating Regulated Entities and Affiliated Funds based on the

amounts they invest in such Co-Investment Transaction. None of the Advisers, the Affiliated

Funds, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated

Funds will receive additional compensation or remuneration of any kind as a result of or in

connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities

and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation

described in condition 2(c)(iii)(C), (b) brokerage or underwriting compensation permitted by

section 17(e) or 57(k) of the Act or (c) in the case of an Adviser, investment advisory fees paid in

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[13]   Applicants are not requesting and the staff of the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

accordance with the investment advisory agreement between the Adviser and the Regulated Entity or Affiliated Fund).

14.   If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares in the same percentages as the Regulated Entity's other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15.   Each Regulated Entity's chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary